Filed by Colonial Properties Trust Pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

October 25, 2004

Dear Cornerstone Team Member,

You have been a valued member of the Cornerstone team and Colonial Properties Trust looks forward to building on that relationship as you join our team. We are a company rich in history and embrace strong core values of Customer First, Trust, Teamwork and Star Performance. Our merger with Cornerstone creates an exciting opportunity to not only blend people and properties but to combine knowledge and experience that spans more than 50 years. Our Vision is to be the star performer in real estate and we believe that endeavor begins with our team members.

Over the coming weeks, we will be communicating with each of you regarding our employment practices and what being a Colonial Properties Team Member will mean to you. We want to get to know you and likewise we want you to get to know us; therefore we’ve attached a packet of information that tells you a little about ourselves and includes a list of “Frequently Asked Questions” to help you in this transition.

You can access these FAQ’s by visiting Colonial Properties’ website at www.colonialprop.com. The documents will be located under the Corporate Profile and then the Human Resources tab.

We look forward to this exciting opportunity and to meeting you. With your help, we will continue our journey towards Star Performance.

Yours Truly,

/s/ Thomas Lowder	/s/ C. Reynolds Thompson
President and	Chief Operating Officer
Chief Executive Officer

Additional Information about the Merger and Where to Find It

In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial intend to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.